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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005
Commission File Number: 000-24980

KENSINGTON RESOURCES LTD.
(Translation of registrant's name into English)

Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20- F..XXX...   Form 40-F.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ..... **No ..XXX...**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

SEC 1815 (09-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

FORM 51-102F3
Material Change Report

Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

September 22, 2005

Item 3.   **News Release**

News releases were disseminated via CCN Matthews on September 22 and 23, 2005 and filed on SEDAR on September 23, 2005.

Item 4.   **Summary of Material Change**

On September 22, 2005, Kensington Resources Ltd. (the "Company") announced that it had received from the operator, De Beers Canada Inc., microdiamonds results for eight coreholes targeted on Kimberlite Body 120 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. On September 23, 2005, the Company announced minor revisions to the news release of September 22, 2005 reporting microdiamond recoveries for Kimberlite 120.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

September 30, 2005



SCHEDULE "A"

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

2004 MICRODIAMOND RECOVERIES FOR KIMBERLITE 120

Vancouver, B.C., Thursday, September 22, 2005 – Kensington Resources Ltd. (the "Company") announces that it has received from the operator, De Beers Canada Inc., microdiamonds results for eight coreholes targeted on Kimberlite Body 120 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The principal objective of the 2004-2005 program on Kimberlite 120 was to acquire representative kimberlite and diamond information for construction of a new geological model and to hunt for higher grade zones within the body.

"A substantial number of diamonds were recovered from this body including three small macrodiamonds" states Robert A. McCallum, President and CEO of Kensington Resources Ltd. "Once completed by De Beers, grade forecasts for individual kimberlite units will be used to prioritize the body for delineation drilling and minibulk sampling for recovery of macrodiamonds."

The 120 kimberlite occurs in the main cluster of the Fort à la Corne Kimberlite Province and is located on western side of the 148/147/120/220 volcanic complex with the 148 kimberlite directly to the southeast and the 220 kimberlite immediately to the east. Eight coreholes on Kimberlite 120 intersected 940.05 metres of kimberlitic material from a total meterage of 1,968.0 m. The top of the first kimberlite intersection ranged between 102.0 to 115.88 m and the bottom of the last kimberlite unit situated between 234.5 and 243.6 m. Kimberlite thicknesses varied between 9.62 and 185.8 m. Figure 1 shows the location of historical and recent drillholes on Kimberlite 120.

A total of 962 microdiamonds were recovered from 643.4 kg of kimberlite core in 79 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 1 and 2.

Table 1: Summary of 2004 and Historical Kimberlite 120 Microdiamond Results

Drillhole	Number of Samples [1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
04-120-021	12	97.75	0.0073550	127	13.0	0
04-120-022	16	129.62	0.0104550	155	12.0	1
04-120-023	10	82.05	0.0095050	102	12.4	1
04-120-024	1	8.05	0.0004100	9	11.2	0
04-120-025	12	98.40	0.0355650	196	19.9	1
04-120-026	10	81.65	0.0072700	137	16.8	0
04-120-027	11	89.16	0.0061850	99	11.1	0
04-120-028	7	56.72	0.0075550	137	24.2	0
Total:	**79**	**643.40**	**0.0843000**	**962**	**15.0**	**3**
120 Historical [2]	13 DH; 59 samples	1104.68	0.1664583	734	5.36	6

1 = For the 2004 samples, representative sample intervals ranged from 6.5 to 18 metres of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg
2 = Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.77 stones/10 kg).

Microdiamond recoveries in 2004 compare favourably with historical recoveries which are shown at the bottom of Table 1. The average stone density of the 2004 recoveries is significantly higher at 15 stones/10kg and there are similar recoveries of stones larger than 0.5 mm (per kg).

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results, integrated with the geological model, and then submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data. This information will be utilized to determine the prospectivity of potential higher grade zones.

Table 2: **Kimberlite 120 Microdiamond Recoveries by Drillhole and Sieve Category**

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+0.850mm Sieve	+1.400mm Sieve
04-120-021	39	54	19	10	0	0	0	0
04-120-022	58	54	31	9	1	0	0	0
04-120-023	36	35	14	10	0	1	0	0
04-120-024	3	4	1	1	0	0	0	0
04-120-025	79	74	31	10	0	0	1	1
04-120-026	56	40	21	17	1	0	0	0
04-120-027	25	49	13	7	0	0	0	0
04-120-028	59	44	22	10	1	0	0	0
Total:	**355**	**354**	**152**	**74**	**3**	**1**	**1**	**1**

For additional information and maps concerning the 2004 drilling results from Kimberlite 120, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

REVISED 2004 MICRODIAMOND RECOVERIES FOR KIMBERLITE 120

Vancouver, B.C., Friday, September 23, 2005 – Kensington Resources Ltd. (the "Company") announces minor revisions to the previous news release of September 22, 2005 reporting microdiamond recoveries for Kimberlite 120. A column showing diamond recovery from Kimberlite 120 in the 0.300 mm sieve category was inserted and the 0.850 mm sieve category was deleted from Table 2. One stone each was added to the column tallies for the 0.075 mm and 0.150 mm sieve categories in the same table. Additionally one stone greater than 0.5 mm was removed from 04-120-022 in Table 1. The remaining news release information remains the same. Kensington regrets any inconvenience to shareholders and the public that these transposition errors may have caused.

"A substantial number of diamonds were recovered from this body including one small macrodiamond," states Robert A. McCallum, President and CEO of Kensington Resources Ltd. "Once completed by De Beers, grade forecasts for individual kimberlite units will be used to prioritize the body for delineation drilling and minibulk sampling for recovery of macrodiamonds."

The 120 kimberlite occurs in the main cluster of the Fort à la Corne Kimberlite Province and is located on the western side of the 148/147/120/220 volcanic complex with the 148 kimberlite directly to the southeast and the 220 kimberlite immediately to the east. Eight coreholes on Kimberlite 120 intersected 940.05 metres of kimberlitic material from a total meterage of 1,968.0 m. The top of the first kimberlite intersection ranged between 102.0 to 115.88 m and the bottom of the last kimberlite unit was situated between 234.5 and 243.6 m. Kimberlite thicknesses varied between 9.62 and 185.8 m. Figure 1 shows the location of historical and recent drillholes on Kimberlite 120.

A total of 962 microdiamonds were recovered from 643.4 kg of kimberlite core in 79 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 1 and 2.

Table 1:   Summary of 2004 and Historical Kimberlite 120 Microdiamond Results

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm[2]
04-120-021	12	97.75	0.0073550	127	13.0	0
04-120-022	16	129.62	0.0104550	155	12.0	0
04-120-023	10	82.05	0.0095050	102	12.4	1
04-120-024	1	8.05	0.0004100	9	11.2	0
04-120-025	12	98.40	0.0355650	196	19.9	1
04-120-026	10	81.65	0.0072700	137	16.8	0
04-120-027	11	89.16	0.0061850	99	11.1	0
04-120-028	7	56.72	0.0075550	137	24.2	0
Total:	**79**	**643.40**	**0.0843000**	**962**	**15.0**	**2**
120 Historical[3]	13 DH; 59 samples	1,104.68	0.1664583	734	5.36	6

1 = For the 2004 samples, representative sample intervals ranged from 6.5 to 18 metres of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg
2 = Stones with at least one axis greater than 0.5 mm in length
3 = Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.77 stones/10 kg)

Microdiamond recoveries in 2004 compare favourably with historical recoveries which are shown at the bottom of Table 1. The average stone density of the 2004 recoveries is significantly higher at 15 stones/10kg and there are similar recoveries of stones larger than 0.5 mm (per kg)

Table 2:　　　**Kimberlite 120 Microdiamond Recoveries by Drillhole and Sieve Category**

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.600mm Sieve	+1.400mm Sieve
04-120-021	39	54	19	10	5	0	0	0
04-120-022	58	54	31	9	2	1	0	0
04-120-023	37	35	14	10	5	0	1	0
04-120-024	3	4	1	1	0	0	0	0
04-120-025	79	74	32	10	0	0	0	1
04-120-026	56	40	21	17	2	1	0	0
04-120-027	25	49	13	7	5	0	0	0
04-120-028	59	44	22	10	1	1	0	0
Total:	**356**	**354**	**153**	**74**	**20**	**3**	**1**	**1**

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results, integrated with the geological model, and then submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data. This information will be utilized to determine the prospectivity of potential higher grade zones.

For additional information and maps concerning the 2004 drilling results from Kimberlite 120, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO　　　　Kensington Resources Ltd.
　　　　　　　　　　　　　　　　　　　　　　　Suite 2100, P.O. Box 11606
　　　　　　　　　　　　　　　　　　　　　　　650 W. Georgia Street
　　　　　　　　　　　　　　　　　　　　　　　Vancouver, British Columbia, CANADA V6B 4N9
　　　　　　　　　　　　　　　　　　　　　　　Tel: 1-800-514-7859 or (604) 682-0020
　　　　　　　　　　　　　　　　　　　　　　　Fax: (604) 682-0021
　　　　　　　　　　　　　　　　　　　　　　　Website: www.kensington-resources.com
　　　　　　　　　　　　　　　　　　　　　　　E-Mail: rob-mccallum@kensington-resources.com

　　　　　　　　　　　　　　　　　　　　　　　TRADING SYMBOL: KRT-TSX.V

For further information, please contact:　　　Mel Gardner, Manager Investor Relations
　　　　　　　　　　　　　　　　　　　　　　　Tel: 1-800-710-6083
　　　　　　　　　　　　　　　　　　　　　　　E-mail: mel-gardner@kensington-resources.com

SUPPLEMENTAL INFORMATION TO
SEPTEMBER 22, 2005 NEWS RELEASE ON KIMBERLITE 120

Eight coreholes were targeted on Kimberlite Body 120 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The principal objective of the 2004-2005 effort on 120 was to acquire representative information for construction of a new geological model and to hunt for higher grade zones within the body. Geological and historical information is provided in this document to give context for these results.

The 120 kimberlite occurs in the main cluster of the Fort à la Corne Kimberlite Province and is located on western side of the 148/147/120/220 volcanic complex with the 148 kimberlite directly to the southeast and the 220 kimberlite immediately to the east. Eight coreholes on Kimberlite 120 intersected 940.05 metres of kimberlitic material from a total meterage of 1,968.0 m. Figure 1 shows the location of historical and recent drillholes on Kimberlite 120. The top of the first kimberlite intersection ranged between 102.0 to 115.88 m depth from surface and the bottom of the last kimberlite unit ranged between 234.5 and 243.6 m. Kimberlite thicknesses varied between 9.62 and 185.8 m. The average total core recovery for the 2004 drillholes was 93.7%.

The initial drilling programme testing the 120 body in 1990 consisted of four reverse circulation drillholes (120-01 to 120-04). Follow-up holes (DH's120-02 to 120-17) were completed in 1991 and 1992. These consisted of reverse circulation mini-bulk sample and coreholes (76 mm). One of the reconnaissance holes drilled in 1992 (DH 120-18) did not recover any kimberlite. One other hole (DH 120-05X) had to be abandoned while drilling overburden when problems were encountered in the hole. A second hole, DH 120-05 was completed at the same location. The following year 120-14 was abandoned and was replaced by 120-15. The reconnaissance drillhole 120-18 did not intersect any kimberlite in 1992. Drillhole120-20 was a redrill of holes 120-12 and 120-13 in order to confirm macrodiamond recoveries in the earlier drillhole.

Figure 1:   **Location of 2004 Coreholes on Body 120 Showing Kimberlite Thickness**



Historical Results

Twenty drillholes were completed on the 120 kimberlite body between 1990 and 1993 (Table 1). Various thicknesses of kimberlite varying between 0.0 and 170.0 m were encountered by the drilling. The top of the kimberlite in the drillholes was noted to be between 97.0 and 115.0 m depth. A total of 151 macrodiamonds collectively weighing 5.771 carats were recovered from 18 drillholes of varying sizes including cored intervals.

Table 1:   Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 120

Drillhole	Year Drilled	Type₁	TOK₁	BOK₁	Kimberlite Thickness	EOH	Sample Mass (t)	Recovered Stones	Recovered Carats
120-01	1990	RCA	105.0	228.0	123.0	265.0	7.10	0	0
120-02	1990	RCA	114.0	223.0	109.0	223.0	6.29	2	0.070
120-03	1990	RCA	108.0	222.0	114.0	270.0	6.58	6	0.280
120-04	1990	RCA	106.0	238.0	132.0	250.0	7.62	5	0.865
120-05	1991	RCA/UR	102.6	198.0	92.0	230.0	14.07	12	0.175
120-05X	1991	RCA	-	-	0	110.0	0	0	0
120-06	1991	RCA/UR	110.0	203.0	90.0	231.8	13.17	15	0.445
120-07	1991	RCA	97.0	179.0	59.0	207.4	2.92	1	0.010
120-08	1991	RCA/UR	107.0	240.0	130.8	264.0	19.50	8	0.160
120-09	1991	RCA/UR	108.0	238.0	128.0	246.0	19.10	22	0.460
120-10	1991	RCA/UR	106.5	190.0	81.0	204.0	12.18	11	0.240
120-11	1991	Core	109.0	232.3	123.3	232.3	4.72	2	0.045
120-12	1992	Core	112.0	184.5	71.5	221.0	1.71	0	0
120-13	1992	Core	115.0	240.4	122.4	246.0	0	0	0
120-14	1992	RCa	108.0	109.0	0	111.5	0	0	0
120-15	1992	RCA	108.0	236.5	125.0	236.5	17.46	12	0.420
120-16	1992	RCA	114.0	246.5	130.0	246.5	18.16	22	1.620
120-17	1992	RCA	104.0	276.5	170.0	276.5	23.74	20	0.610
120-18	1992	Rotary	-	-	0	160.0	0	0	0
120-19	1993	Core	110.0	283.1	168.0	293.0	0.99	1	0.055
120-20	1993	RCA	110.0	276.3	163.5	276.3	29.82	12	0.316
Total:					**2132.5**	**4800.8**	**205.14**	**151**	**5.771**

1 RCA= 152-914 mm reverse circulation airblast; UR= under-ream; Rotary= conventional circulation tricone; TOK refers to "Top of Kimberlite"; BOK refers to "Base of Kimberlite"
Note: This table does not include microdiamonds and macrodiamonds that may have been recovered from caustic dissolution or jigging recovery methods.

Core Logging and the Preliminary Geological Model

Petrographic logging of the 120 core from the 2004-2005 program along with subsequent macroscopic and microscopic investigation of core samples, as well as consideration of historic drill logs, has led to the identification of four main phases of kimberlite and a zone of mixing between two of the phases.

The four main phases are: the Main Pyroclastic Kimberlite (MPK); the Carbonate Lath Rich Volcaniclastic Kimberlite (CLR-VK); the Brown Mantle Rich Pyroclastic Kimberlite (BMR-PK); and the Olivine Phenocryst Rich Pyroclastic Kimberlite (OPR-PK). The MPK and CLR-VK phases have been variably mixed to produce intermediate zones within the pipe, termed MPK+CLR-VK where the relative proportion of MPK-derived components is greatest, or CLR-VK+MPK where the reverse is true. In a preliminary geological model, these variably mixed intervals have been modeled as a single pipe. An interval of volcaniclastic kimberlite intersected in a hole collared near the previously modeled contact between the 120 and 148 pipes is broadly comparable to the thinly bedded volcaniclastic kimberlite (TBVK) phase in the 148 kimberlite body and has been modeled as part of that pipe. Further work is required to improve confidence in this preliminary model.

The main petrographic units encountered in the drillholes are described below:

Main Pyroclastic Kimberlite
The MPK intersected in five of the eight drillholes completed in the 120 body represents the dominate rock type in terms of total metres logged. The MPK consists mainly of units classified during logging as PK, as well as minor units classified as VK. The PK intervals are massive to diffusely bedded lapilli tuffs, whereas the VK intersections are either massive or well-bedded olivine ash/lapilli tuffs. The dominant grain sizes in the PK units are medium and coarse grained, while the VK units include a greater proportion of very fine and fine grained material. The MPK is characterized by a high proportion of mantle-derived indicator minerals (garnet, ilmenite and chrome diopside). The country rock xenolith content of the PK intersections is low (<3%) and includes altered basement gneiss/schist, limestone and lesser mudstone. The VK units are characterized by higher country rock xenolith contents (5-80%) and include localized breccias typically dominated by mudstone xenoliths.

Carbonate Lath Rich Volcaniclastic Kimberlite
The CLR-VK was intersected in only two of the 2004 coreholes and its volume is therefore poorly constrained in the current model. The CLR-VK is a diffusely to more distinctly bedded lapilli/ash tuff. The average olivine macrocryst grain size varies from very fine to medium grained. Phlogopite macrocrysts are common and are a distinctive feature of this phase. The proportion of mantle-derived indicator minerals (garnet, ilmenite and chrome diopside) is moderate to high. The country rock xenolith content is low (<2%) and includes limestone and altered basement gneiss/schist xenoliths.

Mixed Zone
The MPK and CLR-VK phases have been variably mixed to produce intermediate zones within the pipe. These variably mixed intervals were intersected in four of the eight 2004 drillholes and have been modeled as a single pipe-like body in the preliminary geological model. These lapilli/ash tuffs display a range of structures that include massive, to diffuse, to well bedded intervals. The average olivine macrocryst grain size of the mixed units is highly variable between drillholes and depends on the relative location of the holes and the presence and nature of bedding structures within the intervals. The defining feature of these mixed units is the presence of juvenile lapilli/ash derived from both the MPK and CLR-VK phases. The presence and nature of the two types of lapilli can only be discerned microscopically. The proportion of mantle-derived garnet, ilmenite and chrome diopside is moderate to high or high throughout the mixed zone. The country rock xenolith content is typically low (<2%) and includes limestone and altered basement gneiss/schist. Green-black mudstone occurs in variable proportions.

Brown Mantle Rich Pyroclastic Kimberlite
The BMR-PK is a distinct phase that occurs in a 32.5 m thick intersection in only one of 2004 coreholes. The same unit was identified in only one of the previous drillholes. The BMR-PK is a massive to diffusely bedded olivine lapilli tuff, characterized by a high proportion of mantle-derived constituents, particularly in the very coarse grained intervals. The country rock xenolith content is low (<2%) and includes limestone and altered basement gneiss/schist.

Olivine Phenocryst-Rich Pyroclastic Kimberlite
The OPR-PK is a distinct phase that occurs in a 40.4 m thick intersection in one of 2004 drill holes. The unit consists of a diffuse and thickly bedded olivine lapilli/ash tuff. The dominant average olivine macrocryst grain sizes are very fine to fine and fine to medium grained. The proportion of mantle-derived indicator minerals (garnet, ilmenite, chrome diopside) and xenoliths is low compared to the other main phases. The country rock xenolith content is variable. It is very low (<1%) through most of the intersection, but below approximately 146.5 m depth, a number of the very fine to fine grained intervals contain common mudstone xenoliths forming localized breccias."

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.


FORM 51-102F3
Material Change Report


Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

September 22, 2005

Item 3.   **News Release**

News releases were disseminated via CCN Matthews on September 22 and 23, 2005
and filed on SEDAR on September 23, 2005.

Item 4.   **Summary of Material Change**

On September 22, 2005, Kensington Resources Ltd. (the "Company") announced that
it had received from the operator, De Beers Canada Inc., microdiamonds results for
eight coreholes targeted on Kimberlite Bodies 121 and 221 during the 2004-2005
program at the Fort à la Corne Diamond Project in Saskatchewan. On September 23,
2005, the Company announced minor revisions to the previous news release of
September 22, 2005 reporting microdiamond recoveries for Kimberlites 121 and 221.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material
change and may be contacted to answer questions regarding this report: Robert A.
McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

September 30, 2005



SCHEDULE "A"

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

2004 MICRODIAMOND RECOVERIES FOR KIMBERLITES 121 AND 221

Vancouver, B.C., Thursday, September 22, 2005 – Kensington Resources Ltd. (the "Company") announces that it has received from the operator, De Beers Canada Inc., microdiamonds results for eight coreholes targeted on Kimberlite Bodies 121 and 221 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The principal objective of the 2004-2005 program on Kimberlites 121 and 221 was to acquire representative kimberlite and diamond information for construction of a new geological model and to hunt for higher grade zones within the body.

"Diamond abundances recovered from both 121 and 221 greatly exceeded historical recoveries in these kimberlites. The combined inventory of microdiamonds for each kimberlite will be used to determine grade forecasts and then to prioritize the bodies for further work," states Robert A. McCallum, President and CEO of Kensington Resources Ltd.

The 121 and 221 kimberlites occur on the east side of the main cluster of the Fort à la Corne Kimberlite Province. Eight HQ coreholes (121-09 to 13, 221-02 to 04) provided a total metreage of 1,745 m of core with a combined intersection of 624.3 m of kimberlite. Kimberlite thicknesses varied between 32.27 m and 177.5 m for kimberlite body 121 and between 51.16 m and 75.38 m for kimberlite body 221. Drillholes 04-121-011 and 04-221-002 were reduced to NQ size core at a depth of 165 m due to technical problems encountered while drilling. Medium to coarse-grained pyroclastic units were intersected in the centre of each body and these are the highest interest areas. The average total core recovery for the 2004 121/221 drillholes was 97.1%.

Kimberlite 121
A total of 326 microdiamonds were recovered from 295.25 kg of kimberlite core in 36 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 1 and 2.

Table 1: Summary of 2004 and Historical Kimberlite 121 Microdiamond Results

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
04-121-009	19	155.95	0.430420	248	15.90	1
04-121-010	4	32.95	0.000715	13	3.95	0
04-121-011	5	41.00	0.000710	25	6.10	0
04-121-012	4	32.65	0.005110	25	7.66	0
04-121-013	4	32.70	0.000530	15	4.59	0
Total:	**36**	**295.25**	**0.437485**	**326**	**11.04**	**1**
121 Historical[2]	7 DH; 43 samples	875.75	0.1049610	378	5.18	17

1 = For the 2004 samples, representative sample intervals ranged from 4.2 to 33.6 m of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg
2 = Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.32 stones/10 kg)

At first look, microdiamond recoveries in 2004 appearconsiderably higher than historical recoveries, which are shown at the bottom of Table 1. At 11 stones/10kg, the average stone density of the 2004 recoveries is more than double that of the historical recoveries and is actually much higher if the 94 microdiamond measuring less than 0.075 mm are not included in the historical tally. However, the average is affected significantly by very high stone recoveries in 04-121-009, which was located near the centre of the body and proximal to three historical holes with drillhole averages of greater than 6 stones/10 kg. While stone densities for the four drillholes located some 200 to 250 m away from the postulated central eruptive vent are comparable to the historical results, there is some indication that the centre of the pipe is more microdiamond-rich than the margins.

It is not known why only one stone larger than 0.5 mm was recovered in the 2004 program (notably, it was recovered on the 2.8 mm sieve screen and weighs 0.41667 carats), but most of the larger stones recovered in the historical programs were from the same central area of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Table 2:   **Kimberlite 121 Microdiamond Recoveries by Drillhole and Sieve Category**

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+2.800mm Sieve
04-121-009	105	85	39	19	7	1	1
04-121-010	6	2	3	2	0	0	0
04-121-011	8	7	4	0	0	0	0
04-121-012	4	7	4	4	3	3	0
04-121-013	7	4	3	0	1	0	0
Total:	**130**	**105**	**53**	**25**	**11**	**4**	**1**

Kimberlite 221
A total of 168 microdiamonds were recovered from 195.08 kg of kimberlite core in 25 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 3 and 4.

Table 3:   **Summary of 2004 and Historical Kimberlite 221 Microdiamond Results**

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
04-221-002	3	16.40	0.001030	16	9.76	0
04-221-003	19	154.44	0.034955	137	8.87	1
04-221-004	3	24.24	0.001370	15	6.19	0
Total:	**25**	**195.08**	**0.037355**	**168**	**8.61**	**1**
121 Historical	1 DH; 8 samples	264.35	0.0781664	74	2.78	3

1 = For the 2004 samples, representative sample intervals ranged from 5.15 to 25.8 m of kimberlite intersection; sample weights ranged from 8.08 to 8.25 kg

Microdiamond recoveries in 2004 were considerably higher than historical recoveries which are shown at the bottom of Table 3. At 8.6 stones/10kg, the average stone density of the 2004 recoveries is close to three times that of the historical recoveries and is slightly higher if the 12 microdiamonds measuring less than 0.075 mm are not included in the historical tally. Most of the stones were recovered from a large amount of sample taken from the centrally located corehole 04-221-003 that was targeted on the eruptive vent and near to historic drillhole 221-001 drilled in 1996 using a conventional circulation rotary drilling method. A single large stone was recovered from corehole 04-221-003 weighing just over 0.025 carats and caught on a 1.18 mm sieve

screen.   Stone densities for all three 2004 coreholes are comparable despite drillholes 04-221-002 and 04-221-004 being located some 200 m away towards the margins of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Table 4:   **Kimberlite 221 Microdiamond Recoveries by Drillhole and Sieve Category**

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+1.180mm Sieve
04-221-002	8	6	0	1	1	0	0
04-221-003	55	33	27	15	5	1	1
04-221-004	6	5	2	1	1	0	0
Total:	**69**	**44**	**29**	**17**	**7**	**1**	**1**

For additional information and maps concerning the 2004 drilling results from Kimberlites 121 and 221, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

REVISED 2004 MICRODIAMOND RECOVERIES FOR KIMBERLITES 121 AND 221

Vancouver, B.C., Friday, September 23, 2005 – Kensington Resources Ltd. (the "Company") announces minor revisions to the previous news release of September 22, 2005 reporting microdiamond recoveries for Kimberlites 121 and 221. The mass of kimberlite sampled in drillhole 04-221-002 is corrected to 24.65 kg from 16.40 kg in Table 3 and calculations based on this number were revised accordingly. In addition, one diamond was added to the column titled "Stones larger than 0.5mm" in Table 1 for drillhole 04-121-012 and a footnote pertaining to this column inserted below the table. The remaining news release information remains the same. Kensington regrets any inconvenience to shareholders and the public that these transposition errors may have caused.

"Diamond abundances recovered from both 121 and 221 greatly exceeded historical recoveries in these kimberlites. The combined inventory of microdiamonds for each kimberlite will be used to determine grade forecasts and then to prioritize the bodies for further work," states Robert A. McCallum, President and CEO of Kensington Resources Ltd.

The 121 and 221 kimberlites occur on the east side of the main cluster of the Fort à la Corne Kimberlite Province. Eight HQ coreholes (121-09 to 13, 221-02 to 04) provided a total metreage of 1,745 m of core with a combined intersection of 624.3 m of kimberlite. Kimberlite thicknesses varied between 32.27 m and 177.5 m for kimberlite body 121 and between 51.16 m and 75.38 m for kimberlite body 221. Drillholes 04-121-011 and 04-221-002 were reduced to NQ size core at a depth of 165 m due to technical problems encountered while drilling. Medium to coarse-grained pyroclastic units were intersected in the centre of each body and these are the highest interest areas. The average total core recovery for the 2004 121/221 drillholes was 97.1%.

Kimberlite 121

A total of 326 microdiamonds were recovered from 295.25 kg of kimberlite core in 36 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 1 and 2.

Table 1: Summary of 2004 and Historical Kimberlite 121 Microdiamond Results

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm[2]
04-121-009	19	155.95	0.430420	248	15.90	1
04-121-010	4	32.95	0.000715	13	3.95	0
04-121-011	5	41.00	0.000710	25	6.10	0
04-121-012	4	32.65	0.005110	25	7.66	1
04-121-013	4	32.70	0.000530	15	4.59	0
Total:	**36**	**295.25**	**0.437485**	**326**	**11.04**	**2**
121 Historical[3]	7 DH; 43 samples	875.75	0.1049610	378	5.18	17

1 = For the 2004 samples, representative sample intervals ranged from 4.2 to 33.6 m of kimberlite intersection; sample weights ranged from 8.05 to 8.35 kg

2 = Stones with at least one axis greater than 0.5 mm in length

3 = Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 4.32 stones/10 kg)

At first look, microdiamond recoveries in 2004 appear considerably higher than historical recoveries, which are shown at the bottom of Table 1. At 11.04 stones/10kg, the average stone density of the 2004 recoveries is more than double that of the historical recoveries and is actually much higher if the 94 microdiamonds measuring less than 0.075 mm are not included in the historical tally. However, the average is affected significantly by very high stone recoveries in 04-121-009, which was located near the centre of the body and proximal to three historical holes with drillhole averages of greater than 6 stones/10 kg. While stone densities for the four drillholes located some 200 to 250 m away from the postulated central eruptive vent are comparable to the historical results, there is some indication that the centre of the pipe is more microdiamond-rich than the margins.

It is not known why only two stones larger than 0.5 mm were recovered in the 2004 program (notably, one was recovered on the 2.8 mm sieve screen and weighs 0.41667 carats), but most of the larger stones recovered in the historical programs were from the same central area of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Table 2:   Kimberlite 121 Microdiamond Recoveries by Drillhole and Sieve Category

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+2.800mm Sieve
04-121-009	96	85	39	19	7	1	1
04-121-010	6	2	3	2	0	0	0
04-121-011	11	10	4	0	0	0	0
04-121-012	4	7	4	4	3	3	0
04-121-013	7	4	3	0	1	0	0
Total:	**124**	**108**	**53**	**25**	**11**	**4**	**1**

Kimberlite 221
A total of 168 microdiamonds were recovered from 203.33 kg of kimberlite core in 25 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 3 and 4.

Table 3:   Summary of 2004 and Historical Kimberlite 221 Microdiamond Results

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm
04-221-002	3	24.65	0.001030	16	6.49	0
04-221-003	19	154.44	0.034955	137	8.87	2
04-221-004	3	24.24	0.001370	15	6.19	0
Total:	**25**	**203.33**	**0.037355**	**168**	**8.26**	**2**
121 Historical	1 DH; 8 samples	264.35	0.0781664	74	2.78	3

1 = For the 2004 samples, representative sample intervals ranged from 5.15 to 25.8 m of kimberlite intersection; sample weights ranged from 8.08 to 8.25 kg

Microdiamond recoveries in 2004 were considerably higher than historical recoveries which are shown at the bottom of Table 3. At 8.26 stones/10kg, the average stone density of the 2004 recoveries is nearly three times that of the historical recoveries and is slightly higher if the 12 microdiamonds measuring less than 0.075 mm are not included in the historical tally. Most of the stones were recovered from a large amount of sample taken from the centrally located corehole 04-221-003 that was targeted on the eruptive vent and near to historic drillhole 221-001 drilled in 1996 using a conventional circulation rotary drilling method. A single large stone was recovered from corehole 04-221-003 weighing just over 0.025 carats and caught on a 1.18 mm sieve screen. Stone densities for

all three 2004 coreholes are comparable despite drillholes 04-221-002 and 04-221-004 being located some 200 m away towards the margins of the body.

Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Table 4:   **Kimberlite 221 Microdiamond Recoveries by Drillhole and Sieve Category**

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+1.180mm Sieve
04-221-002	8	6	0	1	1	0	0
04-221-003	55	33	27	15	5	1	1
04-221-004	6	5	2	1	1	0	0
Total:	**69**	**44**	**29**	**17**	**7**	**1**	**1**

For additional information and maps concerning the 2004 drilling results from Kimberlites 121 and 221, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.



SUPPLEMENTAL INFORMATION TO SEPTEMBER 22, 2005
NEWS RELEASE ON KIMBERLITE BODIES 121 and 221

Eight coreholes were targeted on Kimberlite Bodies 121 and 221 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The principal objective of the 2004-2005 effort on these bodies was to acquire representative information for construction of a new geological model and to hunt for higher grade zones within the body. Geological and historical information is provided in this document to give context for these results.

The 121 and 221 kimberlites occur on the east side of the main cluster of the Fort à la Corne Kimberlite Province. Eight HQ coreholes (121-09 to 13, 221-02 to 04) provided a total metreage of 1,745 m of core with a combined intersection of 624.3 m of kimberlite. Kimberlite thicknesses varied between 32.27 m and 177.5 m for kimberlite body 121 and between 51.16 m and 75.38 m for kimberlite body 221. Drillholes 04-121-011 and 04-221-002 were reduced to NQ size core at depth due to technical problems encountered while drilling. From the core logging of the eight drill cores examined from kimberlite bodies 121/221, it has been determined that the medium to coarse-grained pyroclastic units intersected in the centre of the 121 and 221 bodies represent the material of highest interest. The average total core recovery for the 2004 121/221 drillholes was 97.1%.

Previous Drilling

Eight previous drillholes of various types (rotary, NQ core and reverse circulation mini-bulk sample holes) have tested the 121 kimberlite during the period 1989 through 1996. As shown in Table 1, the majority of past drillholes in the target area are clustered towards the centre of the circular to ovoid shaped 121 kimberlite body which ground magnetic modelling has forecasted to be 28 ha in size.

Drillhole	Year Drilled	Type[1]	TOK[1]	BOK[1]	Kimberlite Thickness	EOH	Sample Mass (t)	Recovered Stones	Recovered Carats
121-01	1989	Rotary	110.9	158.5	47.60	158.5	0	0	0
121-02	1991	RCA	112.0	276.0	162.30	276.0	8.80	4	0.100
121-03	1992	Core	120.0	194.0	72.00	221.5	1.72	1	0.030
121-04	1992	Core	114.0	294.2	172.20	297.0	6.08	8	0.230
121-05	1992	RCA	120.0	185.0	62.50	185.0	8.73	2	0.095
121-06	1992	RCA	117.0	258.0	139.00	258.0	19.41	32	1.210
121-07	1992	RCA	111.0	216.5	104.50	216.5	14.52	15	0.665
121-08	1993	Core	112.0	299.0	172.00	305.0	0.97	1	0.010
221-01	1996	Rotary	123.1	298.4	168.55	299.0	4.66	21	0.341
Total:					**1100.65**	**2216.5**	**64.89**	**84**	**2.681**

1 RCA= 152-914 mm reverse circulation airblast; UR= under-ream; Rotary= conventional circulation tricone; TOK refers to "Top of Kimberlite"; BOK refers to "Base of Kimberlite"
Note: This table does not include microdiamonds and macrodiamonds that may have been recovered from caustic dissolution or jigging recovery methods.

Table 1: **Summary of Historic Drillholes and Minibulk Macrodiamond on 121 and 221**

Variable thicknesses of kimberlite were encountered by previous drillholes testing the 121 body ranging from 47.6 m (an incomplete rotary test hole) to 172.0 m depth. The average thickness of kimberlite encountered by the seven complete historic holes testing the body is 126.4 m. Taking local variations in elevation into consideration, the top of the kimberlite in the 121 body is approximately at 111-116 m depth. An outline of the kimberlite bodies and drillhole locations are shown in Figure 1.

The outline of the 221 body based on modeling of magnetic data indicates a circular 15 ha body adjacent to the northwest margin of the 121 kimberlite. A single 4¾" rotary drillhole (DH 221-01) collared at the center of the body tested the target in 1996. A 168.6 m intersection of kimberlite was recovered in the hole.



Figure 1:   **Location of 2004 Coreholes on Body 121/221 Showing Kimberlite Thickness**

Geology of the 121 and 221 Kimberlites

The results of logging eight drillholes from the 121/221 kimberlite bodies indicate that the 121 kimberlite is asymmetric and steep walled. The 221 kimberlite is smaller in size, slightly more symmetric, but even more steep walled. A GEMCOM model for the combined bodies (Figure 2) prepared by De Beers shows that each kimberlite consists of two main petrographic units.

The occurrence of distinctively pyroclastic kimberlite units is limited almost entirely to the centre of each body i.e. drill holes 04-121-09 and 04-221-03. Both of these holes are dominated by pyroclastic material with only minor occurrences of resedimented volcaniclastic kimberlite at the tops of the either hole. Another drillhole (04-121-11) collared between the centres of the 121 and 221 kimberlites, also contains a dominant pyroclastic phase. The pyroclastic kimberlite in this area may represent a more distal, finer-grained equivalent (fine-medium grained kimberlite) of the proximal material intersected in drillhole 04-121-09 (medium-coarse grained kimberlite) near the 121 vent, whereas the fine to medium pyroclastic kimberlite in DH 04-221-03 is thought to represent proximal material from a separate, smaller vent at 221. Petrographically, the highest interest packages are the medium to coarse grained pyroclastic kimberlite units intersected in drillhole 04-121-09, followed by the fine to medium grained pyroclastic kimberlite units noted in holes 04-121-11 and 04-221-03 respectively.



Figure 2:   **Views of the GEMCOM Model for the 121 and 221 Kimberlites**

19

Overall the pyroclastic units in the 121/221 kimberlites contain both single olivines, often with very thin possible magmatic rims (these could also be alteration rims), and pyroclasts. The pyroclasts are variable in their composition, size and shape. Pyroclasts can comprise single olivines (macrocrysts or phenocrysts) with a thin magmatic rim, to single olivines with much thicker rims often containing groundmass spinel, phlogopite and olivine phenocrysts or even other macrocrysts. In some cases, the pyroclast rims comprise only light-green serpentine and can be difficult to distinguish from the matrix. Shapes vary from round to curvilinear. The size of the juvenile grains varies from fine to coarse grained. The juvenile component of the pyroclastic kimberlite (olivine grains and pyroclasts) varies between 55-85% depending on the size and packing of the juvenile grains. Overall the units are fairly massive in character, but the size of juveniles often varies on a cm-scale and often resembles a coarsely defined bedding or layering. These variations can also occur on a scale of metres or even several metres. The packing of these juveniles can also vary from well packed to poorly-packed.

The pyroclastic kimberlite units contain a full range of mantle indicators known from Fort à la Corne i.e. garnet, clinopyroxene, ilmenite, mica. The garnets present are mainly orange and red in colour and usually are the most abundant indicator mineral. The clinopyroxenes are difficult to recognize and are altered to a whitish/pink colour. Ilmenite can also be difficult to recognize in places, mainly due to the presence of secondary magnetite. Mica is not usually a common mineral. Spinel was not identified. Coarser units tend to contain mantle xenoliths which include both peridotites and eclogites (clinopyroxene and garnet), which often have magmatic rims.

Country rock xenoliths are generally not abundant and most of the pyroclastic kimberlite units contain between 2-5% country rock, but this can be higher in places. The country rock xenoliths comprise rounded to angular black, beige and grey mudstones, limestones and basement gneisses. The mudstones usually appear to have been competent fragments included in the pyroclastic kimberlite, but rarely appear to have been soft by their deformed and even 'interstitial' nature (they appear to form a matrix component in places). Many of these dark mudstones also show olivines penetrating into their margins. The limestones can be difficult to recognize in places as they are often totally altered to the light-green matrix serpentine. Likewise, the basement xenoliths are also often highly altered and are often difficult to recognize.

The dominant intra-clast matrix type in the pyroclastic kimberlites is serpentine, which is predominantly light-green in colour but can be very dark-green in places. The light-green serpentine often forms veins and even pools in places. Magnetite is also a common matrix mineral and often forms patches in the matrix and also replaces olivine in places. Carbonate is not generally common in the matrix, but can be locally abundant.

The resedimented volcaniclastic kimberlite units are not volumetrically significant and are represented in the 121/221 bodies by units from 2.7 m up to 15.4 m. These units are located within the central portions of the bodies as well as along the margins of the bodies and are always located at the top contact of the kimberlite with the overburden.

Overall the resedimented volcaniclastic kimberlite units varies from 'kimberlitic shale' to finely bedded, fine grained kimberlitic material containing olivine and spinel. The kimberlitic shales comprise extremely fine-grained, very clay-rich and horizontally laminated material with only traces of mica and garnet. The 'bedded' resedimented volcaniclastic kimberlites are generally very well packed, fine-grained units containing mainly juvenile material with minor country rock as black mudstone, and mantle indicator minerals (garnet, clinopyroxene, ilmenite, and mica). The juvenile material usually comprises single olivines but in one case comprised altered spinel grains. This spinel-rich unit also contained a vermiform secondary mineral (antigorite) which appears to replace much of the original mineralogy and texture in the redsedimented units. These spinel-rich units have been noted in other bodies in the cluster. The intra-clast matrix of the 'bedded' resedimented volcaniclastic kimberlite units comprises serpentine and carbonate. Bedding in these resedimented volcaniclastic kimberlite units is normally well defined and upward fining on a cm scale, often with a coarser basal lag. The bedding normally has a very shallow dip and is usually horizontally laminated with very little internal structure, although trough crossbedding is observed in places. The well sorted and bedded nature of these deposits implies reworking, possibly in a sub-aqueous environment. The resedimented volcaniclastic kimberlite units are still poorly understood and further work is required in order to determine their process of deposition.

Volcaniclastic kimberlites in the 121/221 drillholes display characteristics of both pyroclastic kimberlite and resedimented volcaniclastic kimberlite. These units are thought to represent distal pyroclastic fall deposits or fine-grained, reworked tephra ring deposits (possibly a combination of both). All of the drillholes completed during the reporting period (except 04-121-12) contain a volcaniclastic kimberlite unit and these can be divided into two main types:

Coarse-grained basal contact volcaniclastic kimberlite units are generally thin (~1 metre but up to ~4 m) and are located at the basal contact of the kimberlite and the country rock. These units probably represent the first phase of crater infill and are rich in coarse-grained juveniles, mainly single olivines with minor pyroclasts, and large sub-rounded to sub-angular country rock xenoliths (mudstones, basement and limestone) and rounded mantle xenoliths and indicator minerals. The intra-clast matrix is serpentine but closer to the contact this can be replaced by carbonate. It is unclear whether these units are coarse-grained pyroclastic fall deposits from the initial crater forming explosion, or whether they are avalanche or debris-flow deposits formed by slumping of the outer tephra ring. They may in fact form by a combination of both processes. Fine grained upper volcaniclastic units are usually located on the margins of the bodies and range from 1 to 50 m thick. They are either found as units between overlying resedimented volcaniclastic kimberlite and underlying pyroclastic kimberlites or as generally thicker units below a resedimented volcaniclastic kimberlite, usually comprising the rest of the hole. These deposits are generally fine-grained, juvenile rich (single olivines and pyroclasts), crustal xenolith and mantle xenocryst poor. Variations in sorting, packing and structure (bedding, grading) of these components are observed. Alteration is also highly variable in these units, from fresh to highly carbonate veined and totally carbonatized in places.

From the logging of the eight drillholes in 2004, it has been determined that the medium- to coarse-grained pyroclastic units intersected in the centres of the 121 and 221 bodies represent the highest interest material. If it becomes necessary to further define the extent of individual units, then further drilling will be required and must be completed at a closer spacing.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

FORM 51-102F3
Material Change Report

Item 1.   <u>**Name and Address of Company**</u>

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   <u>**Date of Material Change**</u>

September 23, 2005

Item 3.   <u>**News Release**</u>

A news release was disseminated via CCN Matthews on September 23, 2005 and filed on SEDAR on September 23, 2005.

Item 4.   <u>**Summary of Material Change**</u>

Kensington Resources Ltd. announced that it had received from the operator, De Beers Canada Inc., microdiamonds results for eight coreholes targeted on Kimberlite Body 147 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan.

Item 5.   <u>**Full Description of Material Change**</u>

See Schedule "A" attached hereto.

Item 6.   <u>**Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**</u>

Not Applicable

Item 7.   <u>**Omitted Information**</u>

No information has been omitted.

Item 8.   <u>**Executive Officer**</u>

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   <u>**Date of Report**</u>

September 30, 2005



FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

2004 MICRODIAMOND RECOVERIES FOR KIMBERLITE 147

Vancouver, B.C., Friday, September 23, 2005 – Kensington Resources Ltd. (the "Company") announces that it has received from the operator, De Beers Canada Inc., microdiamonds results for eight coreholes targeted on Kimberlite Body 147 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The principal objective of the 2004-2005 program on Kimberlite 147 was to acquire representative kimberlite and diamond information for construction of a new geological model and to assess the potential for higher grade zones within the body.

"We are very pleased with the results from Kimberlite Body 147," states Robert A. McCallum, President and CEO of Kensington Resources Ltd. "A substantial number of diamonds including three larger stones were recovered indicating a high stone density and potential enrichment in this body. De Beers will utilize these results in a grade forecast, which then will enable us to make decisions on the suitability of delineation drilling and minibulk sampling for recovery of macrodiamonds."

The 147 kimberlite occurs in the main cluster of the Fort à la Corne Kimberlite Province and is located on the eastern side of the 148/147/120/220 volcanic megacluster with the 220 and 148 kimberlites situated directly to the west and southwest. Eight coreholes intersected 855.38 m of kimberlite from a total meterage of 1,740.0 m. The top of the first kimberlite intersection ranged between 96 to 106.28 m depth from surface and the bottom of the last kimberlite unit ranged from 181.22 and 221.82 m. Kimberlite thicknesses varied between 74.94 and 125.68 m.

A total of 2,432 microdiamonds were recovered from 515.20 kg of kimberlite core in 63 samples utilizing caustic dissolution methods at the Saskatchewan Research Council (SRC). Microdiamond recoveries were audited and individual stone sizes calculated by experts at the De Beers Kimberley Microdiamond Laboratory (KMDL) in South Africa. Only microdiamond data from the SRC are reported here. Summaries of diamond recovery by kimberlite drillhole and by sieve category are shown in Tables 1 and 2.

Table 1: **Summary of 2004 and Historical Kimberlite 147 Microdiamond Results**

Drillhole	Number of Samples[1]	Sample Mass (kg)	Carat Weight (carats)	# of Stones	Average Stones/10kg	Stones larger than 0.5 mm[2]
04-147-006	13	106.40	0.025255	378	35.53	0
04-147-007	4	32.65	0.004075	67	20.52	0
04-147-008	7	57.35	0.052650	650	113.34	2
04-147-009	7	57.20	0.036245	155	27.10	1
04-147-010	7	57.40	0.030035	311	54.18	0
04-147-011	7	57.25	0.017215	238	41.57	1
04-147-012	6	48.90	0.014190	201	41.10	1
04-147-013	12	98.05	0.025415	432	44.06	1
Total:	**63**	**515.20**	**0.205080**	**2,432**	**47.21**	**6**
147 Historical[3]	*3 DH; 10 samples*	*292*	*0.1042626*	*559*	*21.1*	*7*

1 = For the 2004 samples, representative sample intervals ranged from 3.2 to 24.2 metres of kimberlite intersection; sample weights ranged from 8.05 to 8.25 kg

2 = Stones with at least one axis greater than 0.5 mm in length

3 = Due to the wide variance in sample mass per historical drillhole, the average stones/10 kg for the historical results was weighted by the mass of individual samples (a simple average of drillhole values was calculated at 21.4 stones/10 kg)

Microdiamond recoveries in 2004 were significantly higher than historical recoveries which are shown at the bottom of Table 1. At 47.21 stones/10kg, the average stone density of the 2004 recoveries is more than double that of the historical recoveries and is actually much higher if the 128 microdiamonds measuring less than 0.075 mm are not included in the historical tally. In comparison, fewer stones larger than 0.5 mm were recovered per kilogram of sample during the 2004 program. Microdiamonds recovered from the 2004 program will be combined with all suitable historical diamond results and submitted to Mineral Resource Management (MRM) of De Beers for grade forecasts of commercial-sized diamonds based on statistical and graphical treatment of the data.

Table 2:   Kimberlite 147 Microdiamond Recoveries by Drillhole and Sieve Category

Drillhole	+0.075mm Sieve	+0.106mm Sieve	+0.150mm Sieve	+0.212mm Sieve	+0.300mm Sieve	+0.425mm Sieve	+0.850mm Sieve	+1.000mm Sieve
04-147-006	130	118	67	48	15	0	0	0
04-147-007	26	17	14	9	1	0	0	0
04-147-008	195	229	123	64	34	5	0	0
04-147-009	51	58	22	12	8	3	0	1
04-147-010	93	112	58	28	11	9	0	0
04-147-011	92	74	34	27	8	2	1	0
04-147-012	80	66	28	20	5	1	1	0
04-147-013	168	156	64	29	11	4	0	0
Total:	**835**	**830**	**410**	**237**	**93**	**24**	**2**	**1**

For additional information and maps concerning the 2004 drilling results from Kimberlite 147, please see the Company's website at www.kensington-resources.com.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO   Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia, CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
E-Mail: rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact: Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

SUPPLEMENTAL INFORMATION TO
SEPTEMBER 23, 2005 NEWS RELEASE ON KIMBERLITE 147

Eight coreholes were targeted on Kimberlite Body 147 during the 2004-2005 program at the Fort à la Corne Diamond Project in Saskatchewan. The 147 kimberlite occurs in the main cluster of the Fort à la Corne Kimberlite Province and is located on the eastern side of the 148/147/120/220 volcanic complex with the 220 and 148 kimberlites situated directly to the west and southwest. The principal objective of the 2004-2005 effort on 147 was to acquire representative information for construction of a new geological model and to assess the potential for higher grade zones within the body. Geological and historical information is provided in this document to give context for these results.

Eight coreholes intersected 855.38 m of kimberlite from a total meterage of 1,740.0 m. Figure 1 shows the location of historical and recent drillholes on Kimberlite 147. The top of the first kimberlite intersection ranged between 96 to 106.28 m depth from surface and the bottom of the last kimberlite unit ranged from 181.22 and 221.82 m. Kimberlite thicknesses varied between 74.94 and 125.68 m. The average total core recovery for the 2004 drillholes was 97.4%. Three main kimberlite units were recognized within body 147.

Figure 1:   Location of historic and 2004 Coreholes on Body 147 Showing Kimberlite Thickness



Historical Results

Five reverse circulation drillholes were completed in the 147 kimberlite prior to 2004. Drillhole information for these holes is summarized in Table 1. The initial testing of the body consisted of a single reverse circulation drillhole in 1991. Follow-up holes (DH's147-002 and 147-003) were completed in 1992 and 1995. In 1999, two 12 inch diameter RCA holes were completed within the kimberlite. Each of the drillholes encountered technical problems. While completing DH 147-03 in 1995, the casing seal was lost and subsidence around the rig caused it to tilt. Ground collapse around the casing once again in 1999 (DH147-04) was corrected followed by completion of the drillhole without further incident. In drillhole 147-05, a hard ledge at the bottom of the kimberlite body could not be penetrated and the hole was ended in kimberlite. There is limited geological information available on previous work (1991-1995) completed on the 147 kimberlite in reports produced by Uranerz (UEM Annual Reports 1991, 1992, 1995, 1999). Although drill chips were logged, drill logs provided minimal useable information on the geology of the body. Slabs or thin sections were not produced from any drillholes, nor were any detailed macroscopic or petrographic investigations completed on the cuttings.

Table 1: Summary of Historic Drillholes and Minibulk Macrodiamond Recovery for 147

Drillhole	Year Drilled	Type1$_1$	TOK$_1$	BOK$_1$	Kimberlite Thickness	EOH	Sample Mass (t)	Recovered Stones	Recovered Carats
147-01	1991	RCA	101.0	213.0	112.0	222.0	5.39	6	0.130
147-02	1992	RCA	91.0	198.0	107.0	198.0	0.91	4	0.150
147-03	1995	RCA	98.5	212.5	114.0	213.0	20.04	23	1.495
147-04	1999	RCA	99.5	231.5	132.0	232.0	23.38	41	1.200
147-05	1999	RCA	100.5	231.2	130.7	231.2	22.94	44	1.230
Total:					**595.7**	**1,096.2**	**72.66**	**118**	**4.205**

1 RCA= 152-914 mm reverse circulation airblast; UR= under-ream; Rotary= conventional circulation tricone; TOK refers to "Top of Kimberlite"; BOK refers to "Base of Kimberlite"
Note: This table does not include microdiamonds and macrodiamonds that may have been recovered from caustic dissolution or jigging recovery methods

2004/2005 Core Logging and the Preliminary Geological Model

The purpose of the macroscopic and microscopic investigations was to establish petrographic descriptions for the kimberlite phases comprising the body and to highlight any rock types characterized by a high diamond carrying capacity.

Three main petrographic units were recognized in the 147 body: TBVK (Thinly Bedded Volcaniclastic Kimberlite, DGBPK (Dark Grey Bedded Pyroclastic Kimberlite) and MGU (Mega Graded Unit). A fourth minor unit, FLVK (Fine Laminated Volcaniclastic Kimberlite), was also identified in several drillholes. The thinly bedded volcaniclastic kimberlite unit appears to be the main kimberlite type infilling the 147 body based on its extent in the 2004 drillholes. This unit occurs predominantly within the centre portion of the 147 body outline. The TBVK unit is similar in character to the TBVK unit in the adjacent 148 kimberlite.

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. Microdiamond recovery was performed by Saskatchewan Research Council of Saskatoon. All aspects of quality assurance, quality control and sample chain of custody for the Fort à la Corne Joint Venture are managed by De Beers Canada Inc., the project operator.


FORM 51-102F3
Material Change Report


Item 1.   **Name and Address of Company**

KENSINGTON RESOURCES LTD.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia
Canada, V6B 4N9

Item 2.   **Date of Material Change**

September 28, 2005

Item 3.   **News Release**

A news release was disseminated via CCN Matthews on September 28, 2005 and filed on SEDAR on September 28, 2005.

Item 4.   **Summary of Material Change**

Kensington Resources Ltd. (the "Company") announced that it has mailed the management proxy circular to its securityholders (including common shareholders, option holders, warrant holders and broker warrant holders) in connection with the Company's previously announced proposed Plan of Arrangement (the "Arrangement") with Shore Gold Inc. ("Shore"). The Company also reported that following a review of the second quarter financial statements by its auditors in connection with the proposed Arrangement with Shore, it was determined that two items in the interim financial statements filed with the applicable regulatory authorities in Canada on August 29, 2005 should be adjusted. Stock-based compensation had been overstated and future income taxes connected to flow through share issues has been understated and required reclassification pursuant to Canadian generally accepted accounting principles. As a result, the financial statements and management's discussion and analysis for the six months ended June 30, 2005 have been restated.

Item 5.   **Full Description of Material Change**

See Schedule "A" attached hereto.

Item 6.   **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

Not Applicable

Item 7.   **Omitted Information**

No information has been omitted.

Item 8.   **Executive Officer**

The following executive officer of the Company is knowledgeable about the material change and may be contacted to answer questions regarding this report: Robert A. McCallum, President & CEO, telephone: (604) 682-0020.

Item 9.   **Date of Report**

September 30, 2005



<u>SCHEDULE "A"</u>

KENSINGTON
RESOURCES LTD

FORM 20-F FILE #0-24980
LISTED IN STANDARD & POOR'S

KENSINGTON RESOURCES ANNOUNCES MAILING OF MANAGEMENT PROXY CIRCULAR AND RESTATEMENT OF FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2005

Vancouver, B.C., Wednesday, September 28, 2005 – Kensington Resources Ltd. (the "Company" or "Kensington") (TSX-Venture: KRT, KRT.WT) today announced that it has mailed the management proxy circular to its securityholders (including common shareholders, option holders, warrant holders and broker warrant holders) in connection with the Company's previously announced proposed Plan of Arrangement (the "Arrangement") with Shore Gold Inc. ("Shore").

"The Special Committee of Kensington's Board of Directors has received a fairness opinion from BMO Nesbitt Burns Inc. stating that the consideration to be received under the Arrangement is fair, from a financial point of view, to Kensington shareholders. However, individual shareholders are encouraged to understand the consequences of the Arrangement to them," states Robert A. McCallum President and CEO of Kensington Resources Ltd. "We believe that the proposed Arrangement offers Kensington shareholders an opportunity to receive a premium for their Kensington shares, and an opportunity to participate in what is expected to become one of Canada's leading diamond companies."

Under the terms of the Arrangement, Shore will acquire all of the issued and outstanding common shares of Kensington in consideration for the issuance of 0.64 Shore common shares for each common share of Kensington. In addition, all of the outstanding options and warrants of Kensington will be transferred to Shore in exchange for options and warrants of Shore and all of the outstanding broker warrants of Kensington will, in accordance with their terms, entitle their holders to purchase securities of Shore at the same ratio as the exchange ratio for the common shares. The Board of Directors of Kensington unanimously recommends that securityholders vote in favour of the Arrangement. Completion of the transaction is conditional on approval from a minimum of 66⅔% of the votes cast at the Kensington securityholders' meeting scheduled for October 21, 2005, and on the receipt of all necessary regulatory and court approvals. Upon completion of the Arrangement, Shore will have approximately 145 million shares outstanding (approximately 162 million fully diluted) and the basic ownership split will be approximately 65% Shore and 35% Kensington.

All securityholders of Kensington are urged to read the management proxy circular as well as any other documents incorporated by reference in the circular (including a technical report dated September 8, 2005 titled "Summary of Exploration and Evaluation of the FALC Kimberlite Field, East-Central Saskatchewan", prepared by Brent Jellicoe, P. Geo, the Company's Exploration Manager and a "Qualified Person" as defined in National Instrument 43-101) and filed or to be filed with the applicable regulatory authorities in Canada and available on SEDAR at www.sedar.com.

Securityholders may obtain a copy of the circular, without charge, on the Company's website at www.kensington-resources.com, on SEDAR at www.sedar.com or by contacting Kensington Resources Ltd. at 1-888-514-7859. Securityholders are also encouraged to call our proxy solicitation agent, Georgeson Shareholder, at 1-866-860-6283 with any questions.

Kensington also reports that following a review of the second quarter financial statements by its auditors in connection with the proposed Arrangement with Shore, it was determined that two items in the interim financial statements filed with the applicable regulatory authorities in Canada on August 29, 2005 should be adjusted. Stock-based compensation had been overstated and future income taxes connected to flow through share issues has been understated and required reclassification pursuant to Canadian generally accepted accounting principles. As a result, the financial statements and management's discussion and analysis for the six months ended June 30, 2005 have been restated. The impact of these adjustments is summarized as follows:

	As originally reported	As restated
Future income taxes	$ -	$ 361,547
Total assets	49,450,536	51,141,303
Contributed surplus	2,900,185	1,604,046
Stock-based compensation	2,387,494	1,091,354
Future income tax recovery	(1,068,600)	361,547
Net loss for the period	(4,238,555)	(1,512,268)
Net loss per share	(0.06)	(0.02)
Renouncement of tax deductibility relating to flow through shares	-	(1,068,600)

The restatement does not affect the cash flow or liabilities and has no significant effect on the operations or financial position of the Company. The restated financial statements and management's discussion and analysis for the six months ended June 30, 2005 have been filed with the applicable regulatory authorities in Canada and are available on SEDAR at www.sedar.com and on the Company's website at www.kensington-resources.com.

Kensington Resources Ltd. is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world.

Robert A. McCallum, President & CEO

Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
650 W. Georgia Street
Vancouver, British Columbia,
CANADA V6B 4N9
Tel: 1-800-514-7859 or (604) 682-0020
Fax: (604) 682-0021
Website: www.kensington-resources.com
EMail:rob-mccallum@kensington-resources.com

TRADING SYMBOL: KRT-TSX.V

For further information, please contact:

Mel Gardner, Manager Investor Relations
Tel: 1-800-710-6083
E-mail: mel-gardner@kensington-resources.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Kensington Resources Ltd.

Financial Statements

For the six months ended June 30, 2005

Restated

UNAUDITED INTERIM FINANCIAL STATEMENTS

Prepared by Management

Kensington Resources Ltd.
 Balance Sheets
 June 30, 2005 and December 31, 2004
  (Unaudited - prepared by management)

	Restated - note 9	
	June 30, 2005	**December 31, 2004**
ASSETS		
Current Assets		
Cash	$ 990,820	$ 81,005
Short-term investments	32,992,000	6,192,000
GST and other receivables	195,419	39,020
Prepaid expenses and advances	27,351	11,252
Marketable securities (quoted market value $237,926; 2004 - $50,325)	212,692	32,025
	34,418,282	6,355,302
Deposits	6,532	12,000
Future income taxes (note 3)	361,547	1,068,600
Property, plant and equipment (note 4)	150,854	81,965
Mineral properties (note 5(a))	14,874,868	13,780,530
Total assets	$ 49,812,083	$ 21,298,397
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 200,495	$ 181,854
Cash calls payable (note 5(b))	-	2,082,119
	200,495	2,263,973
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized		
Unlimited common shares of no par value		
Issued and fully paid (note 6)	65,517,394	33,450,717
Additional paid-in capital	105,121	105,121
Contributed surplus	1,604,046	512,691
Deficit	(17,614,973)	(15,034,105)
	49,611,588	19,034,424
Total liabilities and equity	$ 49,812,083	$ 21,298,397

"James R. Rothwell"   "Robert A. McCallum"
Chairman and Director   President, CEO and Director

Prepared by Management

Kensington Resources Ltd.
Statements of Operations and Deficit
For the six months ended June 30
(Unaudited - prepared by management)

	Restated - note 9		Restated - note 9	
	For the three months ended June 30, 2005	For the three months ended June 30, 2004	For the six months ended June 30, 2005	For the six months ended June 30, 2004
Interest and other income	$ 154,916	$ 19,557	$ 159,546	$ 20,519
Expenses				
Amortization	4,824	3,596	11,474	4,746
Bank charges and interest	440	386	891	604
Legal, accounting and professional	65,133	(10,862)	109,978	1,963
Office	128,778	71,325	251,167	124,602
Promotion, public relations and travel	161,936	141,713	297,785	189,876
Salaries and management fee	139,122	130,638	177,118	159,388
Stock-based compensation	488,986	166,000	1,091,354	166,000
Transfer and filing	65,072	21,084	93,594	32,043
	1,054,291	523,880	2,033,361	679,222
Loss before undernoted items	(899,375)	(504,323)	(1,873,815)	(658,703)
Future income tax recovery (note 3)	361,547	-	361,547	-
Net loss for the period	(537,828)	(504,323)	(1,512,268)	(658,703)
Deficit, beginning of period	(17,077,145)	(14,745,292)	(15,034,105)	(14,590,912)
Renouncement of tax deductibility relating to flow through shares (note 3)	-	-	(1,068,600)	-
Deficit, end of period	$ (17,614,973)	$ (15,249,615)	$ (17,614,973)	$ (15,249,615)
Loss per share, basic and diluted	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)
Weighted average number of shares				
Basic and diluted	71,653,304	54,844,396	66,375,400	54,535,532

Prepared by Management

Kensington Resources Ltd.

Statements of Cash Flows

For the six months ended June 30

(Unaudited - prepared by management)

	Restated - note 9	Restated - note 9		
	For the three months ended June 30, 2005	**For the three months ended June 30, 2004**	**For the six months ended June 30, 2005**	**For the six months ended June 30, 2004**
Operating Activities				
Net loss from continuing operations	$ (537,828)	$ (504,323)	$ (1,512,268)	$ (658,703)
Items not involving cash				
Amortization	4,824	3,596	11,474	4,746
Stock-based compensation	488,986	166,000	1,091,354	166,000
Gain on sale of truck	-	(5,042)	-	(5,042)
Future income tax (note 3)	(361,547)	-	(361,547)	-
Net change in non-cash working capital				
Accounts receivable	(140,762)	(28,204)	(156,399)	(37,674)
Prepaid expenses and advances	43,658	20,306	(16,099)	(19,254)
Accounts payable and accrued liabilities	13,797	(522,383)	18,642	(523,140)
Net cash used by operating activities	(488,872)	(870,050)	(924,843)	(1,073,067)
Financing Activities				
Issuance of shares for cash	30,522,035	275,000	32,066,677	1,353,502
Net cash provided from financing activities	30,522,035	275,000	32,066,677	1,353,502
Investing Activities				
Expenditures on resource properties, net of unpaid cash calls	(1,160,417)	(221,694)	(3,357,124)	(735,719)
Purchase of capital assets	(47,220)	(31,104)	(80,363)	(47,033)
Reduction of deposits	-	-	5,468	-
Redemption (purchase) of short-term investments	(29,100,000)	600,000	(26,800,000)	(350,000)
Net cash used in investing activities	(30,307,637)	347,202	(30,232,019)	(1,132,752)
Change in cash and cash equivalents	(274,474)	(247,848)	909,815	(852,317)
Cash and cash equivalents at beginning of period	1,265,294	396,733	81,005	1,001,202
Cash and cash equivalents at end of period	$ 990,820	$ 148,885	$ 990,820	$ 148,885

Prepared by Management

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005 (restated)
(unaudited - prepared by management)

1. NATURE OF OPERATIONS AND GOING CONCERN ASSUMPTION

The Company is an exploration stage company at June 30, 2005 since it has not, as yet, achieved commercial production on any of its properties.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for mineral properties and deferred exploration costs is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

2. SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004.

These interim financial statements follow the same accounting policies and methods of their application as in the December 31, 2004 annual financial statements of the Company. These interim consolidated financial statements do not conform in all respects to the requirements of Canadian generally accepted accounting principles for annual financial statements in that they do not include all note disclosures.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and expenses for the periods reported. Actual results could differ from those estimates.

3. FLOW-THROUGH SHARES

On September 24, 2004, the Company issued 2,307,693 flow-through shares as part of a private placement for proceeds of $3 million. The exploration expenditures funded by the flow-through shares were renounced for tax purposes in 2005. Accordingly under Canadian generally accepted accounting principles the renouncement of income tax has been charged directly to deficit. On May 6, 2005, the Company issued 4,255,400 flow-through shares at $2.35 per share. When the Company renounces this flow through share expense, a charge of $1,690,767 will be recorded directly to deficit.

4. PROPERTY, PLANT AND EQUIPMENT

	June 30, 2005			Net book value at December 31, 2004
	Cost	Accumulated amortization	Net book value	
Automobiles	$ 68,025	$ 11,044	$ 56,981	$ 24,944
Field equipment	20,978	4,754	16,224	3,522
Computer equipment	36,845	8,911	27,934	10,590
Computer software	6,784	1,696	5,088	-
Furniture and equipment	57,454	12,827	44,627	42,909
	$ 190,086	$ 39,232	$ 150,854	$ 81,965

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005 (restated)
(unaudited - prepared by management)

5. MINERAL PROPERTIES

(a)   Acquisition and exploration costs at June 30, 2005 and December 31, 2004 are as follows:

	June 30, 2005	December 31, 2004
Geological and exploration	$ 3,145,915	$ 2,735,476
Land tenure	52,891	51,326
Drilling	7,553,680	6,950,014
Assay	1,642,815	1,594,785
Supplies	108,506	108,506
Transport	371,745	292,856
Rental equipment	260,652	245,247
General	133,948	127,095
Receipt of marketable securities	(180,667)	-
Project overhead	1,785,383	1,675,225
	$ 14,874,868	$ 13,780,530

The Company has earned a 42.245% interest in certain mineral claims consisting of 22,544 hectares in the Fort à la Corne area of Saskatchewan through a joint venture relationship. The other partners are De Beers Canada Inc. ("De Beers") (the operator), UEM Inc. and Cameco Corporation ("Cameco"). This joint venture relationship entails an agreement on annual budgets between the parties, with dissenting parties losing a proportionate share. Cash calls are requested periodically to cover expenditures incurred by the operator. No joint venture entity exists and the Company's proportionate share of the deferred exploration costs is $14,874,868 (December 31, 2004 - $13,780,530).

Upon the completion of exploration phase, the feasibility and development stage commences. The Company is committed to fund a maximum of $8.5 million on a priority basis during the feasibility and development stage. De Beers has a similar liability to a maximum of $6.38 million.

(b) No cash calls have been received by the operator for the 2005 program. Expenditures to June 24, 2005 for the 2005 program were estimated to be $1.99 million of which the Company's share would be approximately $934,000.

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005 (restated)
(unaudited - prepared by management)

6. **CAPITAL STOCK**

    (a) Authorized

    Unlimited common shares of no par value

    (b) Issued

	Number of Shares	Share Capital
Balance - December 31, 2003	53,302,545	$ 26,543,215
Issued for private placement, net of issue costs	5,164,835	5,538,502
Issued on exercise of warrants	1,338,333	1,078,500
Issued on exercise of stock options	840,000	290,500
Balance - December 31, 2004	60,645,713	$ 33,450,717
Issued on exercise of warrants	2,687,139	2,859,591
Issued on exercise of stock options	537,500	207,100
Issued for private placement, net of issue costs	14,255,400	28,999,986
Balance - June 30, 2005	78,125,752	$ 65,517,394

    Private placement

    During the quarter ended June 30, 2005, the Company completed a $31 million private placement of flow-through shares and non-flow through units. A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. The agents received a commission of 5.5% of the gross proceeds of the offering. In addition, the agents received warrants entitling the agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit.

    (c) Stock Options

    The Company has a Stock Option Plan (the "Plan") under which it is authorized to grant options to directors, officers, employees and consultants. The maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Options may be exercisable over periods of up to five years as determined by the board of directors of the Company and the exercise price shall be no less than the closing price of the Company's shares on the TSX Venture Exchange (the "Exchange") on the day preceding the date of grant, less any discount permitted by the Exchange or such other price as may be required by the Exchange.

    The changes in stock options for the period ended June 30, 2005 and the year ended December 31, 2004 were as follows:

	For the six months ended June 30, 2005	Weighted average exercise price $	Year ended December 31, 2004	Weighted average exercise price $
Balance outstanding, beginning of period	3,897,250	$ 0.58	3,992,726	$ 0.54
Options granted	1,817,500	1.52	1,005,000	0.82
Options exercised	(537,500)	0.39	(840,000)	0.31
Options cancelled/expired	-	-	(260,476)	0.78
Balance outstanding, end of period	5,177,250	$ 1.03	3,897,250	$ 0.58

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005 (restated)
(unaudited - prepared by management)

The Company recorded a charge to operations of $1,091,354 for the six months ended June 30, 2005 for stock options granted to employees and directors.

This amount was determined using a Black-Scholes model, assuming no dividends were paid, a weighted average volatility for the Company's share price of 82%, a weighted average annual risk free interest rate of 4% and an expected life of three years.

As at June 30, 2005, directors' and employees' stock options were outstanding as follows:

Range of exercise prices	Number outstanding at June 30, 2005	Weighted average Remaining Contractual Life (years)
$0.00 - $0.50	592,250	0.6
$0.51 - $1.00	2,230,000	2.0
$1.00 - $2.00	1,765,000	4.5
$2.00 - $3.00	590,000	5.0
	5,177,250	2.7

(d) Warrants

	For the six months ended June 30, 2005	Weighted average exercise price	Year ended December 31, 2004	Weighted average exercise price
Balance outstanding, beginning of period	4,309,071	$ 1.11	4,803,498	$ 0.89
Warrants granted	6,616,863	2.35	1,428,573	1.21
Warrants exercised	(2,687,139)	0.82	(1,338,333)	0.80
Warrants expired	-	-	(584,667)	1.21
Balance outstanding, end of period	8,238,795	$ 2.17	4,309,071	$ 1.11

(e) Shareholder Rights Plan

At the Extraordinary General Meeting on April 4, 2005, the Company's shareholders approved the adoption of a Shareholder Rights Plan, similar to those adopted by other Canadian companies. Under the terms of the Plan, rights are attached to the common shares of the Company. These rights become marketable and exercisable only after certain specified events related to the acquisition of, or announcement of an intention to acquire, 20% or more of the outstanding common shares of the Company.

Kensington Resources Ltd.
Notes to the Consolidated Financial Statements
For the six months ended June 30, 2005 (restated)
(unaudited - prepared by management)

7. RELATED PARTY TRANSACTIONS

The Company incurred costs with individuals or companies controlled by individuals who were shareholders, directors or officers of the Company as follows:

	June 30, 2005	June 30, 2004
Salaries and management fees	$ 177,118	$ 159,388
Consulting and directors fees	55,554	-
	$ 232,672	$ 159,388

8. SUBSEQUENT EVENTS

(a) Merger with Shore Gold Inc.

Subsequent to June 30, 2005, Shore Gold Inc. ("Shore") and the Company reached a definitive agreement to merge. Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of the Company. The merger will occur by way of a Plan of Arrangement to be approved at a special meeting of securityholders expected to be held on October 21, 2005. The transaction is conditional on approval from a minimum of 66 2/3% of the votes cast at the securityholders' meeting and on the receipt of all necessary regulatory and court approvals.

On the effective date of the Plan of Arrangement, each outstanding stock option will be cancelled and each holder will receive an option to purchase that number of Shore shares determined by multiplying the number of shares subject to each such option by 0.64 at an exercise price per Shore share equal to the exercise price divided by 0.64. Each outstanding warrant will be cancelled and each holder will receive a warrant to purchase 0.64 Shore shares at a price per share equal to the exercise price under the warrant.

(b) Exercise of stock options and warrants

Subsequent to the period end, a total of 597,883 common shares were issued pursuant to the exercise of stock options and warrants for gross proceeds of $611,987.

9. RESTATEMENT

A review of the financial statements for the six months ended June 30, 2005 revealed the following items requiring adjustment:

(i)   Stock-based compensation was incorrectly calculated and as a result has been reduced from $2,387,494 to $1,091,354. The volatility assumption used in determining the fair value of stock options issued was reduced from 117% to 82% and the expected life assumption was changed from three to five years to three years (see note 6(c)).

(ii)   Future income taxes on the flow through share issue completed on May 6, 2005 were recognized whereby a recovery of $361,547 was made to the operating statement, and previously recognized future income taxes were renounced and recorded directly to the deficit (see note 3).

The impact of the correction of these errors is summarized as follows:

	As originally reported	As restated
Future income taxes	$ -	$ 361,547
Total assets	49,450,536	51,141,303
Contributed surplus	2,900,185	1,604,046
Stock-based compensation	2,387,494	1,091,354
Future income tax recovery	(1,068,600)	361,547
Net loss for the period	(4,238,555)	(1,512,268)
Renouncement of tax deductibility relating to flow through shares	-	(1,068,600)



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Description of Business and Report Date

The following Management's Discussion and Analysis is prepared as of August 22, 2005 (the "Report Date") but is updated to reflect changes resulting from the restated financial statements at September 21, 2005. This MD&A should be read in conjunction with the restated interim financial statements for the six months ended June 30, 2005 and the Company's annual report for the year ended December 31, 2004. These documents can be found on the Company's website or at www.sedar.com.

A review of the financial statements for the six months ended June 30, 2005 revealed items requiring restatement. See Note 9 of the restated financial statements for details on the impacts of these adjustments.

Kensington Resources Ltd. (the "Company") is an exploration and mine development company currently focused on the high potential Fort à la Corne Diamond Project in Saskatchewan. The management team includes strong technical expertise and is committed to reaching a diamond producer status for the realization of shareholder value. The Fort à la Corne Diamond Project is a joint venture among Kensington Resources Ltd. (42.245%), De Beers Canada Inc. (42.245%) (the operator), Cameco Corporation (5.51%) and UEM Inc. (carried 10%). After fifteen years of exploration at Fort à la Corne, the joint venture partners have entered into an accelerated results-driven advanced exploration and evaluation phase targeted on reaching a pre-feasibility decision in 2008. The Fort à la Corne Diamond Project includes 63 identified kimberlite bodies within the largest diamondiferous kimberlite cluster in the world. The common shares trade on the TSX Venture Exchange (the "Exchange") under the symbol KRT.

The Company prepares its financial statements in Canadian dollars and in accordance with Canadian generally accepted accounting principles.

Merger with Shore Gold Inc.

In August 2005, the Company reached a definitive agreement to merge with Shore Gold Inc. ("Shore"). Under the terms of the agreement, Shore will offer 0.64 Shore common shares for each common share of the Company. Based on the closing price of Shore on August 12, 2005 of $5.45, this offer valued the Company at $3.49 per share representing a premium of 35% to the Company based on both parties' respective 30-day average closing share prices and a premium of 45% to the Company's closing share price on August 12, 2005.

The merger will occur by way of a Plan of Arrangement (the "Arrangement") to be approved at a special meeting of the Company's securityholders expected to be held on or before October 27, 2005. The formal information circular containing the details and conditions of the Arrangement is expected to be mailed to securityholders in September 2005. The Board of Directors of the Company has unanimously approved the arrangement agreement and is recommending that securityholders vote in favour of the arrangement at the securityholders' meeting. A special committee of the Board of Directors has received a fairness opinion from BMO Nesbitt Burns stating that the consideration to be received under the Arrangement is fair, from a financial point of view, to the Company's shareholders. Shore has entered into agreements with the Company's directors whereby the directors, in their respective capacities as securityholders of the Company, have agreed to vote in favour of the Arrangement. Upon closing, all of the Company's common shares will be transferred to Shore in exchange for 0.64 common shares of Shore, and the Company's outstanding warrants and options will be transferred to Shore in exchange for warrants and options of Shore having equivalent terms on the basis of the exchange ratio for common shares of the Company under the Arrangement. Completion of the Arrangement is conditional on approval from a minimum of 66⅔% of the votes cast at the securityholders' meeting and on the receipt of all necessary regulatory and court approvals.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Overview

The Company's second quarter activities focused on the completion of the largest financing in the Company's history and advancement of the first phase of the Advanced Exploration and Evaluation (AE&E) Plan including the selection of targets for the 2005 drilling program. The 2005 program forms part of a three-year action plan that is designed to advance the Fort à la Corne Project to a pre-feasibility decision in 2008. The $25.6 million budget for the first phase of the AE&E Plan represents the largest investment to date to be spent on an annual work program at the Fort à la Corne Project. This phase will consist mainly of geological drilling and microdiamond analysis to determine the internal geology and grades of the targeted kimberlites. These results will be used by De Beers to model the grades expected in a commercial production scenario and to model average diamond values once a sufficient parcel of macrodiamonds is obtained.

In May 2005, $31 million was raised from the sale of flow through shares and units primarily to institutional investors. The proceeds will be used to maintain the Company's interest in the aggressive exploration program at Fort à la Corne and to achieve a number of corporate objectives.

At the Extraordinary General Meeting held on April 4, 2005, shareholders ratified the Shareholder Rights Plan which had been adopted in the prior year. The Shareholder Rights Plan is designed to protect the Company's shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company through a take-over bid that may not treat all shareholders equally or fairly.

At the Annual General Meeting held on June 13, 2005, shareholders elected William E. Zimmerman and Christopher G. Baldwin to the Board of Directors. Mr. Zimmerman previously served as director of the Company between June 1, 2001 and June 11, 2004. As the former President of BHP Diamonds Inc., he was responsible for developing new diamond opportunities and the sorting, valuation and sales of diamonds produced from the Ekati Diamond Mine. Mr. Zimmerman became involved in the Ekati Diamond Project in 1994 and led the team that developed and implemented the successful strategy for selling diamonds from Canada's first diamond mine to world markets. He has over 30 years of business experience in natural resources, specializing in the development and implementation of successful marketing strategies of commodities including diamonds. Mr. Baldwin is a corporate/commercial lawyer and partner in the Vancouver office of Lawson Lundell LLP. He has been practising for almost 30 years, and has significant experience advising mining companies on project development.

In addition, the Company expanded its technical team with the appointment of Shawn E. Harvey to the position of Project Geologist. Mr. Harvey has worked for Saskatchewan Industry and Resources (SIR) for four years covering industrial minerals and diamond exploration for the province. Mr. Harvey's close association with the Saskatchewan Geological Survey was highlighted by a long-term commitment with colleagues of the Geological Survey of Canada to a Targeted Geoscience Initiative (TGI) focused on multi-disciplinary geological and geophysical studies on selected Fort à la Corne kimberlites. Mr. Harvey completed a B.Sc. (Hon.) and a M.Sc. (Geology) at the University of Regina. He is a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of Saskatchewan (APEGS).

Fort à la Corne Diamond Project, Saskatchewan

The Fort à la Corne Diamond Project is located in the Province of Saskatchewan approximately 65 kilometres to the east and north-east of the city of Prince Albert, Saskatchewan's third largest city. As of the Report Date, land holdings held under the Fort à la Corne joint venture agreement comprised of 121 claims totaling 22,544 hectares or approximately 57,000 acres.

Although there is a joint venture relationship between the partners, there is no joint venture entity. This joint venture relationship entails an agreement on annual budgets between the parties with dissenting parties losing a proportionate share. The Company's proportionate share of deferred costs totalling $14,874,868 (December 31, 2004 - $13,780,530) is recorded in the financial statements of the Company at June 30, 2005.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Fort à la Corne Diamond Project, Saskatchewan (continued)

Brent C. Jellicoe, P.Geo. is the Qualified Person for the Company and has reviewed the technical information herein. National Instrument 43-101 compliant technical disclosure of the Fort à la Corne Diamond Project can be found in the Company's technical report which is available on the Company's website or at www.sedar.com.

A total of 74 HQ coreholes (diameter of 2.5 inches or 63.5 mm) with kimberlite intersections totaling 6,056.43 metres were completed by July 21, 2005 on ten of the fourteen high interest, prioritized kimberlite bodies including the western part of the Star Kimberlite. Additionally, two coreholes intersected 151.63 metres of kimberlite drilled for hydrogeological testing on Kimberlite 140/141 and east of Kimberlite 150. A total of 130 HQ coreholes are planned as part of the 2005 program.

Geological and geotechnical work continues on the new core and each kimberlite will be thoroughly sampled and tested for diamond content. Preliminary logging of core from each drillhole has identified several more prospective areas within the kimberlite bodies. They were identified by their coarser-grained character and the presence of indicator minerals and mantle xenoliths. These bodies include Kimberlites 118, 145, 158, 219, and the Star Kimberlite. Following the "best body first" approach of the AE&E Plan, the coarser-grained zones of core from Kimberlite Bodies 145 and 219 have received particular attention by De Beers kimberlite experts and microdiamond recovery sampling efforts on these cores have been prioritized.

Results of Operations

The Company is showing a net loss after tax of $1,512,268 for the first half of 2005. Under generally accepted accounting principles, an income tax recovery in the amount of $1,068,600 was recorded on the sale of flow-through shares in the prior fiscal year. This amount was reversed in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes. In the previously issued financial statements, this amount had been charged against operations. In the amended financial statements this amount has been charged directly to the deficit. In addition, an income tax recovery in the amount of $361,547 was required to be recorded from the sale of flow-through shares in Q2 2005. This tax recovery had not been recorded in the previously issued Q2 2005 statements. This tax recovery results from differences in the recorded values in the books of the Company and the tax carrying values. The net loss before income taxes for the six-month period was $1,873,815 compared to a net loss of $658,703 for the same period the prior fiscal year. General and administrative expenses increased in all areas however stock-based compensation of $1,091,354 (2004 – 166,000) contributed to most of the increased net loss in the current period. Stock-based compensation is a non-cash item and reflects generally accepted accounting principles of the fair value cost of stock options granted in the period. The cost of stock-based compensation in the amended Q2 2005 statements was based on a volatility rate of 82% instead of 117% and an expected life of 3 years. The previous rates were found to be excessive thereby overstating the cost of stock-based compensation.

Promotion, public relations and travel increased by $107,909 to $297,785 (2004 - $189,876) due to an increase in investor relations activity, travel and attendance at trade shows. The significant expenditures for the current period include $38,749 (2004 – $21,391) for media and communications consulting, $41,356 (2004 - $65,339) for travel and other expenses for the directors and officers of the Company, $45,212 (2004 - $32,500) for investor relations services, $28,307 (2004 - $13,869) for graphic design and printing, $33,495 (2004 - $4,495) for investment conferences, $5,639 (2004 - $nil) for road shows and analyst trips, $15,651 (2004 - $14,780) for news dissemination costs, $24,265 (2004 - $12,469) for advertising and sponsorships, $33,715 (2004 - $19,603) for the production of an annual report and miscellaneous expenses of $31,395 (2004 - $5,430).

Legal, accounting and professional fees increased by $108,015 to $109,978 (2004 - $1,963) due to related party consulting and directors fees and higher accounting and legal fees for increased activity. The significant expenditures in the current period include $55,554 (2004 - $nil) for related party consulting and directors fees, $20,783 (2004 - $7,875) for accounting, $5,500 (2004 – ($13,500)) for audit costs, $26,641 (2004 - $6,088) for legal fees and $1,500 (2004 - $1,500) for tax advice.

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

_____

Results of Operations (continued)

Office expenses increased by $126,565 to $251,167 (2004 - $124,602) due to costs associated with setting up and re-locating the head office to Vancouver, BC. Significant expenditures for the period include $132,796 (2004 - $50,059) for office rent and overheads, $49,721 (2004 - $32,526) for support staff, $36,445 (2004 - $14,924) for administrative services and $32,205 (2004 - $27,093) for insurance, primarily directors' and officers' liability insurance.

Transfer and filing increased by $61,551 to $93,594 (2004 - $32,043) due to costs associated with two shareholder meetings in the first half of 2005 and increased transfer agent activity. The significant expenditures for the period include $47,983 (2004 - $14,572) for transfer agent services, $24,237 (2004 - $12,439) for filing fees to regulatory authorities and costs associated with SEDAR, $16,815 (2004 - $nil) for shareholder meeting costs and $4,559 (2004 - $5,032) for renewal of coverage in Standard & Poor's Market Access Program.

Salaries and management fees increased by $17,730 to $177,118 (2004 - $159,388). See "Transactions with Related Parties".

Amortization expense and bank charges and interest increased slightly by $6,728 to $11,474 (2004 - $4,746) and by $287 to $891 (2004 - $604), respectively.

Interest income increased by $139,027 to $159,546 (2004 - $20,519), the increase being attributable to the investment of proceeds from the equity financing completed in May 2005. The Company invests its excess cash in redeemable short-term investment certificates with a major Canadian chartered bank.

Mineral property and exploration costs deferred at June 30, 2005 totalled $14,874,868, an increase of $1,094,338 since the end of the prior fiscal year, all of which was spent on the Fort à la Corne Diamond Project. A comparison of the mineral property expenditures for the six months ended June 30, 2005 and 2004 can be summarized as follows:

Fort à la Corne Diamond Project	Six months ended June 30, 2005	Six months ended June 30, 2004
Geological and exploration	$ 410,439	$ 150,951
Land tenure	1,565	-
Drilling	603,666	413,814
Assay	48,030	133,511
Transport	78,889	12,699
Rental equipment	15,405	20,720
General	6,853	4,024
Receipt of marketable securities	(180,667)	-
Project overhead	110,158	-
Totals	**$1,094,338**	**$ 735,719**

During the quarter, the Company received from the Fort à la Corne Joint Venture 39,812 common shares of Shore (valued at $4.50 per share) and 3,981 common shares of Wescan Goldfields Inc. (valued at $0.38 per share) which reduced the Company's mineral property interests and increased the Company's marketable securities by $180,667. The shares relate to dispositions of claims in the Weirdale, Birchbark and Foxford areas.

KENSINGTON
RESOURCES LTD

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

_____

Financing

In May 2005, the Company completed a private placement of flow-through shares and units. The securities were sold on a best efforts agency basis by a syndicate of agents led by Loewen, Ondaatje, McCutcheon Limited, including Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. (collectively, the "Agents"). A total of 4,255,400 flow-through common shares were issued at a price of $2.35 per flow-through share and a total of 10,000,000 non-flow through units were issued at a price of $2.10 per unit. Each non flow-through unit consists of one non flow-through common share and one half of one share purchase warrant. Each whole warrant entitles the holder thereof to purchase one additional non flow-through common share for a period of twelve months from closing at a price of $2.50 per share. The Company has agreed to use its commercially reasonable efforts to list the warrants on the Exchange, such listing to be effective as of the date on which all applicable resale restrictions in respect of the warrants have expired. The Agents received a commission of 5.5% of the gross proceeds of the offering. In addition, the Agents received warrants entitling the Agents to purchase for a period of twelve months from closing: (i) 255,324 non-flow through common shares at a price of $2.10 per share; and (ii) 600,000 units on the same terms as the offering at a price of $2.10 per unit. All of the securities are subject to a four-month hold period in Canada in accordance with applicable securities laws, expiring September 7, 2005. The gross proceeds of the offering of the flow-through shares will be used for Canadian Exploration Expenses (as such terms are defined in the *Income Tax Act* (Canada)) on the Fort à la Corne Diamond Project in Saskatchewan. The proceeds of the offering of the units will be used for exploration programs on the Fort à la Corne Diamond Project and for general corporate purposes. The private placement was accepted for filing by the Exchange on June 6, 2005.

Summary of Quarterly Results

	June 30, 2005 Q2 2005 (restated) [1]	March 31, 2005 Q1 2005 (restated) [1]	Dec. 31, 2004 Q4 2004	Sept. 30, 2004 Q3 2004
Revenues	-	-	-	-
Loss from Continuing Operations	$(899,375)	$(974,440)	$(427,184)	$(425,906)
Future Income tax recovery [2]	$361,547	-	$1,068,600	-
Net Income (Loss)	$(537,828)	$(974,440)	$641,416	$(425,906)
Net Income (Loss) Per Share [3]	$(0.01)	$(0.01)	$0.01	$(0.01)

	June 30, 2004 Q2 2004	March 31, 2004 Q1 2004	Dec. 31, 2003 Q4 2003	Sept. 31, 2003 Q3 2003
Revenues	-	-	-	-
Loss from Continuing Operations	$(504,323)	$(154,380)	$(234,638)	$(243,987)
Net Income (Loss)	$(504,323)	$(154,380)	$(234,638)	$(243,987)
Net Income (Loss) Per Share [3]	$(0.01)	$(0.00)	$(0.00)	$(0.00)

(1) See Note 9 of the restated June 30, 2005 financial statements.
(2) See Note 3 of the restated June 30, 2005 financial statements.
(3) Fully diluted loss per share has not been presented as it is anti-dilutive.

General and administrative expenses have steadily increased in the last five quarters to coincide with higher levels of corporate activity. Stock based compensation of $488,986, $602,368, $166,000, $190,159 and $86,996, respectively, can be attributed to part of the increases in the last five quarters. At December 31, 2004, a future income tax asset and income tax recovery of $1,068,600 was recorded as a result of a flow through private placement completed during Q3 2004. In the amended financial statements, the renouncement of tax deductibility relating to flow through shares was charged to shareholders' equity pursuant to Emerging Issues Committee (EIC) 146. Accordingly, this amount was charged to deficit in the restated financial statements in Q1 2005 when the exploration expenditures funded by the flow-through share issuance were renounced for tax purposes. In addition, an income tax recovery in the amount of $361,547 was required to be recorded from the sale of flow-through shares in Q2 2005. See Note 3 of the financial statements.



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Liquidity

The Company is presently exploring the Fort à la Corne Diamond Project for sufficient reserves to justify production. The Company does not expect to generate any revenues in the near future and will have to continue to rely upon the sales of equity securities to raise capital. Fluctuations in the Company's share price may affect our ability to obtain future financing and the rate of dilution to existing shareholders.

At June 30, 2005, the Company had working capital of $34,217,786, compared to working capital of $4,091,329 at December 31, 2004. The primary source of this working capital is the equity financing completed in the second quarter of Fiscal 2005. During the first half of Fiscal 2005, the exercise of stock options and warrants provided additional proceeds of $3,066,691.

As of the Report Date, the Company held marketable securities as follows:

Name	Number of Shares	Book Value	Market*
China Diamond Corp.	457,500	$ 32,025	$ 36,600
Shore Gold Inc.	39,812	179,154	209,411
Wescan Goldfields Inc.	3,981	1,513	1,592
		$212,692	**$247,603**

*market values quoted as of August 22, 2005

The Company has met a commitment to incur a minimum of $2 million in flow through expenditures by March 31, 2005. While no cash calls have been received from the operator for the 2005 program at Fort à la Corne, expenditures to June 24, 2005 were estimated to be $1.99 million. The Company's share of these expenditures, approximately $934,000, will be sufficient to satisfy a commitment to incur an additional $1 million in flow through expenditures by December 31, 2005.

Capital Resources

Management believes that the working capital on hand at June 30, 2005 will be sufficient to cover general and administrative costs and proposed exploration programs on the Fort à la Corne Project to the end of Fiscal 2006. Should additional programs be undertaken, the Company will require additional funding. The Company sees the exercise of stock options and warrants as a potential source of capital. If exercised, the in-the-money stock options and warrants as of the Report Date could increase the Company's available cash by $22.2 million. The fair market value of the Company's marketable securities (listed above) is also a source of capital.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet financing arrangements.

Transactions with Related Parties

In the first half of 2005, the Company incurred salary, management, consulting and directors fees with directors and officers of the Company totalling $232,672 (2004 - $159,388).

Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Critical Accounting Estimates

The most significant accounting estimates for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining claims. Acquisition and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonments. The estimated values of all properties are assessed by management on a continual basis and if the carrying values exceed estimated recoverable values, then these costs are written down to the estimated recoverable values. If put into production, the costs of acquisition and exploration will be written off over the life of the property, based on the estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the year.

Financial Instruments and Other Instruments

The Company's financial instruments include cash, short-term investments, GST and other receivable, marketable securities, accounts payable and cash calls payable. The carrying values of these financial instruments, other than marketable securities for which the fair value is disclosed on the balance sheet, approximate fair values given the short term to maturity. Due to the nature of the Company's operations, there is no significant credit or interest rate risk.

Marketable securities are carried at the lower of cost and market. When the market value is below cost, any unrealized loss is charged to income. Marketable securities were recorded at $212,692 at June 30, 2005 and $32,025 at December 31, 2004 while the quoted market value of marketable securities at June 30, 2005 and December 31, 2004 were $237,926 and $50,325, respectively.

Stock Option Plan

During the second quarter, the Company adopted a new Stock Option Plan (the "Plan") whereby the maximum number of shares reserved for issuance under the Plan is 10% of the issued shares on a rolling basis. Stock options granted in the second quarter to directors, officers, employees and consultants include:

- 250,000 stock options exercisable at a price of $1.91 per share for a five-year period. 200,000 stock options are subject to vesting over a one-year period.

- 250,000 stock options exercisable at a price of $2.13 per share for a five-year period. The stock options are subject to vesting over a one-year period.

- 300,000 stock options exercisable at a price of $2.10 per share for a five-year period.



Form 51-102F1 – Management's Discussion & Analysis
For the six months ending June 30, 2005 (amended)
Unaudited – Prepared by Management

Special Note Regarding Forward-Looking Statements

Certain of the statements made herein may contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which involve known and unknown risk, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements include the potential for the Fort à la Corne Diamond Project in Saskatchewan, the expectations related to reaching diamond producer status, the accelerated results-driven advanced exploration and evaluation phase and the expectation of reaching a pre-feasibility decision in 2008. Forward looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements.

Additional Information

Additional information relating to the Company is available on the Company's website at www.kensington-resources.com or on SEDAR at www.sedar.com.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KENSINGTON RESOURCES LTD.
(Registrant)

October 19, 2005   By: /s/ Robert A. McCallum
Date   Robert A. McCallum
                          President, CEO and Director